June 25, 2008

BY EDGAR
Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Solar & Clean Energy Solutions, Inc.
f/k/a Deli Solar (USA), Inc.
Amendment No 1. to Form S-1
Filed April 14, 2008
File No. 333-150233
Annual Report on Form 10-KSB for the Fiscal Year Ended
December 31, 2007
Filed April 10, 2008
File No. 0-12561

Dear Ms. Hardy:

Reference is made to your comment letter, dated May 9, 2008, to our client, China Solar & Clean Energy Solutions. Inc., f/k/a Deli Solar (USA), Inc. (the “Company”), relating to the subject registration statement and annual report (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.
You state on pages 2 and 34 of the prospectus that your subsidiary sells its products in North Korea. Please revise the disclosure to make clear that North Korea is identified by the United States Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and anticipated operations in North Korea. Your response should include descriptions of your contacts through foreign subsidiaries, as well as any contacts through distributors or through other indirect arrangements. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided to North Korea, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the North Korean government.

Response: Tianjin Huaneng and it auditors have confirmed that there were no sales made to North Korea. As stated in the revised S-1 approximately 88% of our sales revenues for the three month period ended March 31, 2008 and the fiscal year ended December 31, 2007 were derived from sales made to PRC based customers. Approximately 12% of our sales revenues during these periods were derived from the international market (8% from Singapore and 4% from Taiwan) all of which were sales of heat pipe related products made by Tianjin Huaneng. Accordingly, the references to North Korea and Indonesia are erroneous and have been deleted.

2.	Discuss whether any goods you have provided to North Korea, including component parts, have military uses.

Response: See response to comment Number 1.

3.
Please discuss the materiality of any operations and other contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, certain state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with North Korea.

Response: See response to comment Number 1.

4.
Your qualitative materiality analysis also should discuss whether, and the extent to which, the government of North Korea, or persons or entities controlled by that government, receive cash or act as intermediaries in connection with your operations.

Response: See response to comment Number 1.

About This Prospectus, page 1

5.	Move all information on page 1 so that it follows the summary and risk factors sections. See Items 502 and 503(c) of Regulation S-K and section IV.B. of Release No. 33-7497.

Response: We have moved the information on page 1 so that it follows the summary and risk factors sections.

Risk Factors, page 6

6.
We note the statements "The risks and uncertainties below are not the only ones we may face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our business, financial condition, and/or operating results." Since China Solar & Clean Energy Solutions, Inc. or China Solar is required to disclose all risk factors that it believes are material at this time, please delete the statements.

Response: We have deleted these statements.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, pages 9 and 17

7.	The tenth and thirty-fifth risk factors discuss the same risk. Consider combining the two risks in a single risk factor.

Response: We have combined the tenth and thirty-fifth risk factors in a single risk factor.

Our internal controls over financial reporting may not be adequate..., page 9; The relative lack of public company experience of our management team may put us at a competitive disadvantage, page 17

8.	The eleventh and thirty-sixth risk factors discuss essentially the same risk. Consider combining the two risks in a single risk factor.

Response: We have combined the eleventh and thirty-sixth risk factors in a single risk factor.

Selling Stockholders, page 20

9.	Other than Roth Capital Partners, LLC and vFinance Investments, confirm that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate.

Response: We have disclosed that other than Ancora Greater China Fund LP, Roth Capital Partners, LLC and vFinance Investments, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

10.
For any selling stockholder that is a legal entity, disclose the natural person or persons who exercise the sole or shared voting and dispositive powers over the shares to be offered by that selling stockholder.

Response: For each entity listed as a selling stockholder we have disclosed the natural person or persons who exercise the sole or shared voting and dispositive powers over the shares to be offered by that selling stockholder.

Management's Discussion and Analysis, page 28

11.	Please provide a discussion of your liquidity and capital resources as required by Item 303(a)(1) and (2) of Regulation S-K.

Response: We have provided a discussion of our liquidity and capital resources as required by Item 303(a)(1) and (2) of Regulation S-K.

Results of Operations, page 32

12.
In your discussion of sales, please discuss the extent to which material changes in sales are attributable to increases in prices, volume sold, or introduction of new products. Refer to Item 303(a)(3)(iii) of Regulation S-K. You should provide this discussion separately for each segment and/or product. For example, you disclose that approximately $17 million of your 2007 sales were derived from sales of solar hot water heaters, which is a 35% increase from 2006. Please further explain what factors led to this increase along with a corresponding quantification of each of these factors. Please also address whether these increases were associated with a one-time event or may continue in the future.

Response: We have revised our discussion of sales in the MD&A to provide for a separate discussion of sales for each segment and have discussed the extent to which material changes in sales are attributable to increases in prices, volume sold, or introduction of new products. With regard to the our disclosure that approximately $17 million of our 2007 sales were derived from sales of solar hot water heaters, reflecting a 35% increase from 2006 we have further explained the factors which in our view led to this increase and that none of these increases were associated with a one-time event.

13.
When there is more than one reason for a change between periods, please expand your discussion of operating results to discuss each factor and correspondingly quantify the extent to which each factor contributed to the overall change in the operating results. For example, general and administrative expenses increased by $1.2 million from 2006 to 2007. You disclose that the increase was mainly due to the acquisition of Tianjin Huaneng which incurred general and administrative expenses of $1.5 million. Please disclose each of the offsetting factors that contributed to the net increase.

Response: In our revised MD&A whenever there is more than one reason for a change between periods, we have endeavored to expand our discussion of operating results to discuss each factor and correspondingly quantified the extent to which each factor contributed to the overall change in the operating results. Specifically, in our discussion of general and administrative expenses where we state that it increased by $1.2 million from 2006 to 2007, we have revised the disclosure to state that the increase was mainly due to the acquisition of Tianjin Huaneng which incurred general and administrative expenses of $1.5 million offset by the decrease of $0.3 million in general and administrative expenses by Deli Solar (Bazhou).

14.
You provide a separate discussion of advertising expenses as well as salaries and benefits. It appears that both of these amounts are components of your general and administrative expense line items reported in your statements of income. Please clarify in your disclosure.

Response: We have clarified in our disclosure that advertising expenses and salaries and benefits are both components of our general and administrative expense line items reported in our statements of income.

15.
Please provide a separate discussion of each segment's results for each period presented. This should include a discussion of each segment's revenues and gross profit, as well as unallocated revenues and gross profit.

Response: In our revised MD&A we have revised the disclosure to provide a separate discussion of each segment's results for each period presented including a discussion of each segment's revenues and gross profit for each period presented, as well as unallocated revenues and gross profit.

16.
Please provide an analysis of your results of operations for all periods presented in your financial statements. Specifically, please discuss the results of operations for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005.

Response: In compliance with Article 8 of Regulation S-X, our financial statements no longer include the income statement for the fiscal year ended December 31, 2005. Accordingly, a discussion of the results of operations for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005 is not included.

Directors and Executive Officers, page 55

17.	In the biographical paragraphs of Messrs. Yihai Yang and Zhaolin Ding, describe briefly their business experience during the past five years. See Item 401(e)(1) of Regulation SK.

Response: We have added in the biographical paragraphs of Messrs. Yihai Yang and Zhaolin Ding, a brief description of their business experience during the past five years.

Exhibits, page 65

18.
The consent of Zhong Yi (Hong Kong) C.P.A. Company Limited is listed here as exhibit 23.2, but the consent was not filed on the EDGAR system. See Rule 436 of Regulation C under the Securities Act, and file the consent as an exhibit to the registration statement.

Response: The consent of Zhong Yi (Hong Kong) C.P.A. Company Limited is listed here as exhibit 23.3 and is being filed herewith.

19.
The consent of Child, Van Wagoner & Bradshaw, PLLC is listed here as exhibit 23.3, but the consent is tagged as exhibit 23.2 on the EDGAR system, and the caption or heading shown on the exhibit is exhibit 23.2. Please revise so that the exhibit number for the exhibit is consistent throughout the registration statement.

Response: The consent of Child, Van Wagoner & Bradshaw, PLLC his now correctly listed as exhibit 23.4, and tagged on the EDGAR system under the same number and the caption or heading shown on the exhibit is exhibit 23.4.

20.	Child, Van Wagoner & Bradshaw, PLLC must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Response: Child, Van Wagoner & Bradshaw, PLLC have revised their consent to also consent to being named in the registration statement.

21.
Footnote (10) states that the current report on Form 8-K was filed with the Commission on February 29, 2008. Our EDGAR system's records reflect that the report was filed on March 3, 2008. Please revise or advise.

Response: This date has been corrected.

Undertakings, page 68

22. Include the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

Response: We have included the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

Financial Statements

General

23.	Please ensure that your financial statements and corresponding financial information included comply with Rule 8-08 of Regulation S-X.

Response: We have included the financial statements for the three months ended March 31, 2008.

24.
It appears that you may be required to provide audited financial statements of Shenzen PengSangPu Solar Industrial Products Corporation and corresponding pro forma financial information pursuant to Rules 8-04 and 8-05 of Regulation S-X. If so, please provide the financial statements and corresponding pro forma financial information required in the Form S-1 as well as in a Form 8-K in accordance with Item 9.01 of the Form 8-K. If you determined you were not required to provide these financial statements and pro forma financial information, please provide us with your significance tests pursuant to Rule 8-04 of Regulation S-X.

Response: We have included in this filing (i) unaudited financial statements of Shenzen PengSangPu Solar Industrial Products Corporation for the three month period ended March 31, 2008, (ii) audited financial statements Shenzen PengSangPu Solar Industrial Products Corporation for the fiscal year ended December 31, 2007 and (iii) pro forma financial information giving effect to the transaction as if completed on December 31, 2007 and March 31, 2008.

China Solar & Clean Energy Solutions, Inc

Consolidated Statements of Income, page F-4

25.	Please provide a reconciliation of net income to net income available to common stockholders on the face of your statements of income. Refer to SAB Topic 6:B

Response: We have provided a reconciliation of net income to net income available to common stockholders on the face of our statements of income.

Notes to the Financial Statements, page F-7

General

26.
You disclose a related party payable as of December 31, 2006 in note 8 to the financial statements as well as report cash flows from financing activities in prior years which appear to be related to related parties. Please provide the disclosures required by paragraph 2 of SFAS 57 for all related party transactions that occurred during each of the periods presented.

Response: We have revised note 8 to provide the disclosures required by paragraph 2 of SFAS 57 for all related party transactions that occurred during each of the periods presented.

Note 1. Organization and Business Background

27.
Please provide the disclosures required by paragraph 23 of FIN 46(R) related to the variable interest entity which was set up in January 2007. If you hold any additional variable interests in a variable interest entity but are not the primary beneficiary, please provide the disclosures required by paragraph 24 of FIN 46(R).

Response: We have revised the footnotes to provide the disclosures required by paragraph 23 of FIN 46(R) related to the variable interest entity which was set up in January 2007. We hold no other variable interests in a variable interest entity.

Note 2. Summary of Significant Accounting Policies, page F-8
General

28.
Please disclose the types of expenses that you include in the selling and distribution line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenue line item.

With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenue, please disclose: the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenue and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and distribution or general and administrative expenses.

Response: There are no excluded costs from cost of revenue. We have revised the disclosure in our MD&A section on page 33. For further explaination please refer to question 29.

As we include all of our distribution costs in cost of revenues we have not disclosed in our MD&A that our gross margins may not be comparable to those of other entities.

29.
On page 33, you state that selling expenses consist primarily of sales promotions, distribution and transportation expenses, agency administration expenses, and after sales services, such as expenses for installation and replacements. Please address the following:

•
On page F-10, you disclose that cost of revenue includes shipping and handling fees. It is not clear how distribution and transportation expenses can be reported in selling expenses when all shipping and handling expenses are in cost of revenues. It would appear that shipping and handling expenses would be a component of distribution and transportation expenses. Please advise and correspondingly revise your disclosure. If all shipping and handling expenses are not included in cost of revenues, please provide the disclosures required by paragraph 6 of EITF 00-10;

•	Please help us understand why expenses for installation and replacements are included in selling expenses rather than in the cost of revenue line item; and

•
Please disclose the types of sales promotions you engage in as well as how you determined it was appropriate to classify each of these types of arrangements as an expense rather than as a reduction of revenues based on the guidance in EITF 01-9.

Response: We have revised the MD&A to clarify the nature of expenses. We confirmed that shipping and handling expenses are included in cost of revenue in accordance with paragraph 6 of EITF 00-10. Distribution and transportation expenses reported in selling and distribution expenses refer to outbound distribution, traveling and transportation expenses. We confirmed that no installation and replacements are included in selling and distribution expenses. By reference to EITF 01-9, sales promotions are non-cash in nature. Accordingly they are included in selling and distribution expenses.

Product Warranty, page F-12

30.
You state that you have not provided a reserve for product warranties in the statements of operations for each of the three years ended December 31, 2007. It is not clear whether you are only referring to equipment related only to your energy-savings projects or whether you are referring to all products and equipment with a warranty. Please clarify. Please provide the disclosures required by paragraph 14 of FIN 45, if applicable.

Response: The Company has not experienced any material returns where it was under an obligation to honor this standard warranty provision. As such, no reserve for product warranty for products has been provided in the statements of operations for the fiscal years ended December 31, 2007 and 2006 or for the three month period ended March 31, 2008.

Paragraph 14 of FIN 45 is not applicable because there is no warranty reserve or expense.

Uncertain Tax Positions, page F-13

31.
Please provide all of the disclosures required by paragraphs 20 and 21 of FIN 48, as applicable. These should include your policy for classifying interest and penalties and a description of tax years that remain subject to examination by major tax jurisdictions.

Response: We have revised the footnotes to provide the disclosures required by paragraphs 20 and 21 of FIN 48.

Acquisition, page F-14

32.
Please expand your disclosures to provide all the disclosures required by paragraphs 51 and 52 of SFAS 141 in the notes to your financial statements for each material acquisition. These include a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Please also disclose the reasons why any purchase price allocation has not been finalized as well as when you expect it to be. In subsequent periods, please disclose the nature and amount of any material adjustments.

Response: We have expanded our disclosure to provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141 in the notes to our financial statements for the acquisition of Tianjin Huaneng. The Company engaged the services of an appraisal company to determine the fair value of the assets acquired and liabilities assumed relating to that acquisition, but was unable to complete the appraisal prior to the filing of the Form S-1 and Form 10-K. The purchase price allocation was finalized on June 17, 2008, which resulted in no adjustment to the fair values of assets acquired and liabilities assumed.

33.
The purchase price allocation included in note 2 to your pro forma financial information on page F-70 shows that you allocated $502,269 of the total purchase price of Tianjin Huaneng to intangible assets, excluding goodwill. Your disclosures in the notes to the audited financial statements indicate that $256,157 was allocated to intangible assets, excluding goodwill. Please revise as necessary.

Response: We have revised the disclosure relating to the purchase price allocation in note 2 to our pro forma financial information for Tianjin Huaneng in the balance sheet.

34.
Please disclose who the finder fee was paid to as well as whether it was paid to a related party as defined in SFAS 52 (sic). If it was paid to a related party, please disclose the nature of the relationship.

Response: We have revised the disclosure to name the person to whom the finder’s fee was paid. That person is not a related party.

Note 11. Net Income Per Share, page F-22

35.
Please help us understand how your computation of diluted earnings per share complies with the guidance provided in paragraph 26(a) of SFAS 128. Specifically, it does not appear that the preferred stock dividends, which appear to be related to the beneficial conversion feature, were added back to your numerator in calculating diluted net income per share.

Response: We have revised our computation of diluted earnings per share in Note 11 to correctly comply with the guidance provided in paragraph 26(a) of SFAS 128.

36.
In connection with the private placement in June 2007, you deposited 900,000 shares of Series A Convertible Preferred Stock into escrow in the event (i) the earnings target for 2007 is not met and (ii) the earnings target for 2008 is not met. You disclose on page F18 that the 900,000 shares held in escrow were included in the diluted earnings per share calculation. Please tell us how your treatment of these shares for purposes of calculating diluted earnings per share is consistent with the guidance provided in paragraph 35 of SFAS 128. Please also tell us whether the earnings target for 2007 was met.

Response: In accordance with paragraph 35 of SFAS 128, we have revised our disclosure on page F-18. The 900,000 shares held in escrow are no longer included in the diluted earnings per share calculation, as the earnings target for 2007 was met and the fulfillment of earnings target for 2008 has not been determined. Additionally, we have revised our computation of diluted earnings per share to exclude the 900,000 shares held in escrow.

37.	For each period presented, please disclose separately for each type of security the number of shares that were not included in diluted EPS because they were anti-dilutive.

Response: We have revised our disclosure for each period presented to disclose that there were no shares that were not included in diluted EPS because they were anti-dilutive.

Note 12. Segment Reporting, Geographical Information, page F-23

38.
Please disclose the types of amounts included in unallocated revenues, gross profit, and assets. Please disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them separately. See paragraphs 31 and 32 of SFAS 131. Please also discuss the business reasons for fluctuations in these amounts in your revised segment MD&A.

Response: We have revised Note 12 to disclose the types of amounts included in unallocated revenues, gross profit, and assets.

These amounts were not allocated to the other reportable segments because they don’t fit the definition of a segment.

In addition, we have discussed in our revised MD&A, the nature of unallocated revenues, gross profit, and assets.

Note 16. Subsequent Events, page F-26

39.
You disclose that the purchase price for Shenzen PengSangPu Solar Industrial Products Corporation includes five year warrants to purchase 141,973 shares of common stock at an exercise price of $2.50 per share, subject to future adjustment. Please clarify whether the number of shares of common stock and/or the exercise price is subject to adjustment. Please also disclose the specific circumstances in which the warrants are subject to adjustment as well as how it will be determined how much the adjustment would be. Please also tell us what consideration you gave to EITF 00-19 in your accounting and presentation of these warrants.

Response: We have revised our disclosure to clarify that the exercise price is subject to adjustment in the event of stock splits and the like. Consideration to EITF 00-19 is not considered necessary as the accounting rule discusses derivative financial instrument indexed to, and potentially settled in, a company’s own stock.  The warrant in question is not indexed to the Company’s own stock.

40.
Part of the consideration for the purchase of Shenzen PengSangPu Solar Industrial Products Corporation was RMB 28.8 million ($4,087,832) payable in cash. The three previous shareholders of Shenzen PengSangPu Solar Industrial Products Corporation agreed to loan the proceeds back to you and will be used as working capital (the "Shareholders' Loan"). Please disclose all of the terms of the shareholder's loan agreement, including whether you are incurring interest expense on these loans. If so, please disclose the rate. Please also confirm that you and the sellers are not considered to be related parties as defined in SFAS 57.

Response: We have revised our disclosure to reflect the fact the shareholder’s loan is interest free and we are not incurring any interest expense. We have also confirmed that we and the sellers are not considered to be related parties as defined in SFAS 57.

41.
In connection with your February 2008 private placement, you disclose on page 60 that the exercise price and number of shares to be issued on exercise are subject to customary adjustments in the event of the payment of stock dividends and stock splits and fundamental transactions. Please disclose the types of fundamental transactions referred to in your disclosure. Please also tell us what consideration you gave to EITF 00-19 in your accounting and presentation of these warrants.

Response: We have removed the reference to “fundamental transactions” as they don’t have any effect on the warrants in that in the event of a “fundamental transaction” the holder of the warrant will be entitled to receive what he would be entitled to receive had he exercised the warrant in full immediately prior to fundamental transaction. A "fundamental transaction" means (1) any merger or consolidation of the Company with or into another Person, (2) the sale of all or substantially all of the Company’s assets in one or a series of related transactions, (3) a tender offer or exchange offer (whether by the Company or another Person) or (4) any reclassification of the Common Stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property.

Consideration to EITF 00-19 is not considered necessary as the accounting rule discusses derivative financial instrument indexed to, and potentially settled in, a company’s own stock.  The warrant in question is not indexed to the Company’s own stock.

Tianjin Huaneng Group Enemy Equipment Co., Ltd.

Unaudited Financial Statements for the Nine Months Ended September 30, 2007 Notes to

Financial Statements

Note 1. Basis of Presentation, page F-33

42.
You currently provide unaudited financial statements as of and for the nine months ended September 30, 2007 for Tianjin Huaneng Group Energy Equipment Co., Ltd. Given that your disclosures indicate that the effective date for this acquisition was July 1, 2007, please confirm and disclose, if true, that Tianjin Huaneng's results of operations have been included in your consolidated financial statements since the date of acquisition, which is July 1, 2007. Please also revise to present Tianjin Huaneng's interim financial statements only through June 30, 2007, which was the day prior to the acquisition.

Response: We confirm and have disclosed that Tianjin Huaneng Group Energy Equipment Co., Ltd.'s results of operations have been included in our consolidated financial statements since the date of acquisition, which is July 1, 2007. We have revised the financial statements to present Tianjin Huaneng's interim financial statements only through June 30, 2007, which was the day prior to the acquisition.

Unaudited Pro Forma Financial Information, page F-65

43.
Please provide an unaudited pro forma statement of operations for the year ended December 31, 2007 which assumes that the acquisition of Tianjin Huaneng Group Energy Equipment Co., Ltd. occurred as of January 1, 2007, the beginning of your latest fiscal year. In this regard, the pro forma income statement for the year ended December 31, 2006 and the nine months ended September 30, 2007 would no longer be required. Please refer to Rule 8-05(b) of Regulation S-X. Also, given that the transaction has been reflected in your audited balance sheet as of December 31, 2007, you are no longer required to provide a pro forma balance sheet related to this acquisition.

Response: We have provided an unaudited pro forma statement of operations for the year ended December 31, 2007 which gives effect to the acquisition of Tianjin Huaneng Group Energy Equipment Co., Ltd. as if it had occurred as of January 1, 2007, the beginning of our latest fiscal year.

We have deleted the pro forma income statement for the year ended December 31, 2006 and the nine months ended September 30, 2007.

44.
Please give effect to the February 2008 private placement in your pro forma financial information. Please include the adjustments related to the February 2008 private placement in a separate column. You should first present your acquisition-related adjustments in one column which should be followed with a subtotal column which only presents the pro forma impact of the acquisitions. After this, you should present a separate column which includes the adjustments related to the February 2008 private placement. This should be followed by a total column which presents the pro forma impact of both the acquisitions and the February 2008 private placement.

Response: We have given effect to the February 2008 private placement and acquisitions and other adjustments to our pro forma balance sheet by including the adjustments in the manner requested above.

Note 2 — Pro Forma Adjustments, page F-70

45.
Please include reconciliation in a note to the pro forma financial information between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. Please also disclose any shares not included for anti-dilution reasons.

Response: We have included a reconciliation in a note to the pro forma financial information between the historical and pro forma weighted average shares used in computing basic and diluted EPS. We have also disclosed any shares not included for anti-dilution reasons.

46.
Please show precisely how you arrived at each adjustment amount in a note to the pro forma financial information. This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

Response: We have included a note to the pro forma financial information where we show precisely how we arrived at each adjustment amount. This note includes a discussion of any significant assumptions and estimates used to arrive at those amounts.

47.
Please disclose in your pro forma and historical financial statements the nature and terms of any management or cost sharing agreements that were or will be in place subsequent to the acquisition. Please give pro forma effect to these arrangements in your pro forma financial information, if applicable.

Response: We have confirmed there are no management or cost sharing agreements that were or will be in place subsequent to the acquisition.

48.	Please disclose here and in your historical financial statements when you expect the purchase price allocation for each significant acquisition to be finalized.

Response: The purchase price allocation for the Tianjin acquisition has now been finalized and has been disclosed in our pro-formas and in our historical financial statements. The purchase price allocation of Shenzen will be completed shortly.

49.
Please clarify whether the fair value at which you recorded the property, plant and equipment and intangible assets subject to amortization for Tianjin Huaneng in purchase accounting was the same as the historical amounts recorded on Tianjin Huaneng's financial statements on the date of acquisition as well as whether there were any changes in the estimated useful lives. If you did make fair value adjustments or change the estimated useful lives, we would expect to see a pro forma statement of operations adjustment to the depreciation and amortization expense line item. If you determine that an adjustment needs to be made to the pro forma statement of operations, please clearly disclose in a note to the pro forma financial information how the amount was calculated by showing the estimated useful lives for each category and the corresponding amount included in the adjustment to arrive at the total adjustment amount.

Response: We have clarified that the fair value at which we recorded the property, plant and equipment and intangible assets subject to amortization for Tianjin Huaneng in purchase accounting was the same as the historical amounts recorded on Tianjin Huaneng's financial statements on the date of acquisition. We have also clarified that there were no changes in the estimated useful lives of any assets.

Exhibit Index

50.
Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T. Note that the requirement of Item 16 of Form S-1 and the Rule 102(d) requirement are discrete requirements.

Response: We have added an exhibit index.

Exhibit 5.1

51.	Since China Solar is a Nevada corporation, counsel must opine on the laws of the state of Nevada and not the laws of the state of Delaware. Please revise.

Response: We have revised the opinion to reflect this change.

52.	Counsel must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Response: We have revised the opinion to reflect this change.

53.
We note the statement "We assume no obligation to supplement this opinion if, after the date hereof, any applicable laws change, or we become aware of any facts that might change our opinions, as expressed herein." Since the legal opinion must speak as of the date of the registration statement's effectiveness, delete this statement. Alternatively, file a new legal opinion immediately before the registration statement's effectiveness.

Response: We have revised the opinion to reflect this change.

Exhibit 23

54.
Please make arrangements to provide a currently dated consent from Zhong Yi (Hong Kong) C.P.A Limited in accordance with Item 601(b)(23) of Regulation S-K. Please also refer to them in your Experts section on page 60.

Response: We have provided a currently dated consent from Zhong Yi (Hong Kong) C.P.A. Limited and have referred to them in the “Experts” section.

10-KSB

General

55.	Please address the comments above in future filings, as applicable.

Response: We will address the above comments in future filings.

56.
Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T. Note that the requirement of Item 1 of Part III of Form 10-KSB and the Rule 102(d) requirement are discrete requirements.

Response: We will include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibit 21.1

57.
List also in future filings the state or other jurisdiction of incorporation or organization of each subsidiary and the names under which the subsidiaries do business. See Item 601(b)(21) of Regulation S-B.

Response: We will include in future filings the state or other jurisdiction of incorporation or organization of each subsidiary and the names under which the subsidiaries do business.

If you have any questions regarding any of the foregoing please do not hesitate to contact Mark Cawley or Darren Ofsink at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink